September 11, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (212) 983-1385

Mr. Mark Labell, Senior Vice President, Finance
Wien & Malkin LLC, Supervisor of
Empire State Building Associates L.L.C.
60 East 42nd Street
New York, NY   10165

RE: Empire State Building Associates L.L.C.
File No. 000-00827
Form 10-K for the year ended December 31, 2006

Dear Mr. Labell:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief